UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Holding(s) in Company dated 29 April 2024

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00B082RF11

Issuer Name
RENTOKIL INITIAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
The Capital Group Companies, Inc.

City of registered office (if applicable)
Los Angeles

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
25-Apr-2024

6. Date on which Issuer notified
26-Apr-2024

7. Total positions of person(s) subject to the notification obligation
..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.739310	0.000000	4.739310	119645760
Position of previous notification (if applicable)	5.120001	0.000000	5.120001

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00B082RF11 Common Stock		119645635		4.739305
US7601251041 Depository Receipt		125		0.000005
Sub Total 8.A	119645760		4.739310%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc.	Capital Research and Management Company
The Capital Group Companies, Inc.	Capital International Sarl
The Capital Group Companies, Inc.	Capital International Limited
The Capital Group Companies, Inc.	Capital International, Inc.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

The Capital Group Companies, Inc. (”CGC”) is the parent company of Capital Research and Management Company (”CRMC”) and Capital Bank & Trust Company (”CB&T”). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. (”CGII”), which in turn is the parent company of six investment management companies (”CGII management companies”): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., Capital Group Private Client Services Inc, and Capital Group Investment Management Private Limited. CGII management companies primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based registered investment adviser and an affiliated federally chartered bank.Neither CGC nor any of its affiliates own shares of the Issuer for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

12. Date of Completion
26-Apr-2024

13. Place Of Completion
Los Angeles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2024	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer